Form RW

October 11, 2006

VIA EDGAR AND FEDERAL EXPRESS

Michele M. Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:
Globalstar, Inc.
Request to Withdraw Registration Statement on Form 10-12G
(File Number 0-52183)

Dear Ms. Anderson:

        Globalstar, Inc. (the "Company") respectfully requests withdrawal of the above-referenced Registration Statement, together with all exhibits thereto, filed with the Securities and Exchange Commission on August 14, 2006 via EDGAR.

        The Company requests that the Commission approve an order granting the withdrawal of the Registration Statement as of the date hereof. Please deliver a copy of such order by facsimile to the undersigned at (408) 933-4949.

        If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (408) 933-4000 or Gerald S. Greenberg, Esq. at (513) 381-2838.

Sincerely,
GLOBALSTAR, INC.
By:	/s/ FUAD AHMAD Fuad Ahmad Vice President and Chief Financial Officer
cc:
Paul Fischer